UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                            FINLAY ENTERPRISES, INC.
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                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)


                                   317884 20 3
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                                 (CUSIP NUMBER)

                            JAMES MARTIN KAPLAN, ESQ.
                                 BLANK ROME LLP
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               SEPTEMBER 30, 2004
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)
..

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


CUSIP No. 317884 20 3

-------------- ---------------------------------------------------------------------------------------------------------------
               NAMES OF REPORTING PERSONS.
1.             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               DAVID B. CORNSTEIN
-------------- ---------------------------------------------------------------------------------------------------------------
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2.             (A)|_|
               (B)|X|
-------------- ---------------------------------------------------------------------------------------------------------------
               SEC USE ONLY
3.
-------------- ---------------------------------------------------------------------------------------------------------------
               SOURCE OF FUNDS (SEE INSTRUCTIONS)
4.
-------------- ---------------------------------------------------------------------------------------------------------------
               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
5.
-------------- ---------------------------------------------------------------------------------------------------------------
               CITIZENSHIP OR PLACE OF ORGANIZATION
6.
               United States
---------------------------- --------- ---------------------------------------------------------------------------------------
                                       SOLE VOTING POWER
                             7.        414,809
NUMBER OF
                             --------- ---------------------------------------------------------------------------------------
SHARES                                 SHARED VOTING POWER
BENEFICIALLY                 8.        15,000
OWNED BY
                             --------- ---------------------------------------------------------------------------------------
EACH REPORTING                         SOLE DISPOSITIVE POWER
PERSON WITH                  9.
                                       414,809
                             --------- ---------------------------------------------------------------------------------------
                                       SHARED DISPOSITIVE POWER
                             10.       15,000
-------------- ---------------------------------------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               429,809
-------------- ---------------------------------------------------------------------------------------------------------------
12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  |_|

-------------- ---------------------------------------------------------------------------------------------------------------
13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.9%
-------------- ---------------------------------------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions)

               IN
-------------- ---------------------------------------------------------------------------------------------------------------

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

                                  SCHEDULE 13D

         This Amendment No. 3 amends and supplements the Schedule 13D, dated April 6, 1995, as amended and supplemented by Amendment No. 1, dated September 16, 1998 and Amendment No. 2, dated March 8, 2004 (the "Schedule 13D"), of David
B. Cornstein.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) According to the Issuer's Form 10-Q for the quarterly period ended July 31, 2004, there were 8,858,809 shares of common stock, $.01 par value (the "Common Stock"), outstanding as of September 3, 2004.

         Mr. Cornstein may be deemed to beneficially own 429,809 shares of Common Stock of the Issuer, representing 4.9% of the issued and outstanding shares of the Common Stock. Said securities consist of (i) 389,809 shares of Common Stock owned by Mr. Cornstein, (ii) 15,000 shares of Common Stock owned of record by The David and Sheila Cornstein Foundation (the "Foundation"), of which Mr. Cornstein and his wife are the Trustees, and (iii) 25,000 shares of Common Stock owned of record by Mr. Cornstein's individual retirement account (the "IRA").

         (c) During the past 60 days the Reporting Person has effected the following transactions in the shares of Common Stock in open market transactions on NASDAQ:

                                     COMMON STOCK

                                   No. of Price
        Transaction                   Shares                    Per
            Date                       Sold                    Share
 --------------------------- ------------------------- ----------------------
         09/20/2004                    2,000                  $19.80
         09/21/2004                    2,000                  $19.75
         09/21/2004                    4,900                  $19.70
         09/21/2004                      100                  $19.72
         09/30/2004                      650                  $19.55
         09/30/2004                    3,000                  $20.01
         09/30/2004                    2,000                  $19.50
         10/01/2004                    1,500                  $19.70
         10/01/2004                    1,000                  $19.65
         10/01/2004                    1,000                  $19.68
         10/04/2004                    1,000                  $19.70
         10/04/2004                    1,000                  $19.75
         10/04/2004                      200                  $19.80
         10/04/2004                      800                  $19.84
         10/04/2004                      100                  $19.90
         10/04/2004                    1,520                  $19.88


         Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Cornstein declares that the filing of this Statement shall not be construed as an admission that any person other than Mr. Cornstein, the IRA and the Foundation is the beneficial owner of any securities covered by this Statement or that any of Mr. Cornstein, the IRA and the Foundation is the beneficial owner of any securities held by any other persons.

         Except for the sales of the Common Stock reported herein, no transactions in Common Stock were effected by the persons named in response to Paragraphs (a) and (b) of this Item 5 during the period beginning sixty days prior to the date of the event which requires the filing of this Statement.

         (d) No person other than Mr. Cornstein or the Foundation has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by Mr. Cornstein, the IRA or the Foundation, or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

         (e) This statement is being filed to report that as of September 30, 2004, the Reporting Person ceased to be the owner of more than 5% of the Common Stock.


                                    SIGNATURE

         After reasonable inquiry, and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: October 12, 2004


                                    /s/ David B. Cornstein
                                    --------------------------------------------
                                    DAVID B. CORNSTEIN

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